June 25, 2008

Mr. R. Martin Kelly
President
Independent Brewers United, Inc.
5 Bartlett Bay Road
South Burlington, VT 05403

Dear Martin:

Basso Capital Management, L.P. (“Basso Management”), through Basso Private Series LLC on behalf of Basso Series 3 (MHB) and/or another Basso-related entity or entities (with Basso Management, “Basso”) hereby commits (the “Commitment”) to provide up to $30,000,000 of financing (the “Financing”) necessary for consummation of the proposed transaction with Pyramid Breweries Inc. (“Pyramid”) whereby Independent Brewers United, Inc. (including any acquisition vehicle, “IBU”) will acquire Pyramid through an agreed all-cash tender offer and subsequent merger, at $2.75 per outstanding Pyramid share of common stock on a fully-diluted basis, net to each shareholder in cash (the “Pyramid Transaction”).

The Financing is presently anticipated to be in the form of equity financing and debt financing, with the precise amounts of each to be established (i) once the combined financing capacity of the entities (i.e., IBU, Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”) and Pyramid) is determined, and (ii) upon agreement of Basso and IBU. It is presently anticipated that the debt portion of the Financing will be in the form of senior loans secured by the assets of Magic Hat and Pyramid (and those of the parent and subsidiaries of each). It is also presently anticipated that the debt portion of the Financing will be in the form of “bridge” financing and mature in one (1) year, with the intention that it be replaced as soon as practicable with permanent debt financing and/or converted into equity at Basso’s option under certain circumstances to be agreed. The equity portion of the Financing will be purchased by Basso at a price per share determined at no more than the same valuation as its most recent purchase of Magic Hat shares.

The Commitment and the Financing are subject to (i) satisfaction of all terms and conditions to IBU’s and Magic Hat’s obligation to close the Pyramid Transaction (without satisfaction by waiver of any such terms and conditions), (ii) negotiation and execution of definitive terms sheets and documentation customary for transactions of this nature, (iii) the Financing closing on or before August 31, 2008, (iv) execution of employment agreements with key members of the senior management team of IBU, Magic Hat and Pyramid, satisfactory to Basso, (v) Basso’s review and satisfaction with the financial projections for the combined companies and (v) no material adverse change in the business or prospects of IBU or Magic Hat.

For providing this Commitment, Basso shall be paid a fee equal to 2.0% of the Financing (the “Commitment Fee”), which shall be payable by IBU (or Magic Hat) on the earlier of August 31, 2008 or the closing of the Pyramid Transaction. The Commitment Fee will be credited against any closing fees associated with the Financing and IBU (or Magic Hat) will be responsible for all of Basso’s legal and other expenses incurred in connection with the Financing.

IBU only and no other person is the intended beneficiary of this Commitment. This Commitment may be disclosed as may be necessary in connection with the Pyramid Transaction, but should not otherwise be disclosed without the prior written consent of Basso.

This letter agreement shall be governed by the internal laws of the State of New York without regard to conf1icts of law principles thereof. IBU and Basso agree that the state and federal courts located in New York, New York shall be the exclusive jurisdiction for the resolution of all disputes between the parties arising out of or related to this letter.

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If you are in agreement with the foregoing, please have this letter executed on behalf of IBU and return it by facsimile to Gregory Gatta of Basso Management at (203) 352-6189. If you have any questions regarding this letter, please contact Gregory Gatta at (203) 352-6165.

Very truly yours,

Basso Capital Management, L.P.

By:	/s/ Howard I. Fischer Name: Howard I. Fischer Title: Authorized Signatory

Agreed to and Accepted by:
Independent Brewers United, Inc.

By:	/s/ Name: Title:

Date: June   , 2008

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